Filed pursuant to Rule 424(b)(1)
Registration File No. 333-153487

P R O S P E C T U S

C o r p o r a t i o n

3,627,238 Shares
Common Stock

____________

This prospectus relates to the offer and sale of up to 3,627,238 shares of the common stock of Arotech Corporation from time to time by the selling stockholders listed in this prospectus.

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. However, we will receive gross proceeds of up to approximately $1,250,000 from the issuance of the shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of certain warrants, if and when they are exercised, unless such warrants are exercised on a cashless basis.

Our common stock is listed on the Nasdaq Global Market under the symbol “ARTX.” The last reported sale price for our common stock on September 18, 2008 as quoted on the Nasdaq Global Market was $1.19 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 6 for various risks that you should consider before you purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2008

Unless the context otherwise requires, references to us refer to Arotech Corporation and its subsidiaries.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

SUMMARY

The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the “Risk Factors” section, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, “we,” “us,” “our” and similar terms refer to Arotech Corporation and its subsidiaries and not to the selling stockholders.
Arotech™ is a trademark, and Electric Fuel® is a registered trademark, that belongs to us. All company and product names mentioned may be trademarks or registered trademarks of their respective holders.

About Us

We are a defense and security products and services company, engaged in three business areas: high-level armoring for military and nonmilitary air and ground vehicles; interactive simulation for military, law enforcement and commercial markets; and batteries and charging systems for the military. We operate primarily through our various subsidiaries, which we have organized into three divisions. Our divisions and subsidiaries (all 100% owned by us) are as follows:
➢ We develop, manufacture and market advanced high-tech multimedia and interactive digital solutions for use-of-force training and driver training of military, law enforcement, security and other personnel through our Training and Simulation Division:

• We provide simulators, systems engineering and software products to the United States military, government and private industry through our subsidiary FAAC Incorporated, located in Ann Arbor, Michigan (“FAAC”), and FAAC’s subsidiary Realtime Training, Inc. (“RTI”); and

• We provide specialized “use of force” training for police, security personnel and the military through our subsidiary IES Interactive Training, located in Ann Arbor, Michigan, which we merged into our FAAC subsidiary in October of 2007 (“IES”).

➢ We utilize sophisticated lightweight materials and advanced engineering processes to armor vehicles and to manufacture aviation armor through our Armor Division:

• We use state-of-the-art lightweight armoring materials, special ballistic glass and advanced engineering processes to fully armor military and civilian SUV’s, buses and vans, through our subsidiaries MDT Protective Industries, Ltd., located in Lod, Israel (“MDT”), and MDT Armor Corporation, located in Auburn, Alabama (“MDT Armor”); and

• We provide personal protection devices along with ballistic armor kits for rotary and fixed wing aircraft and marine armor through our subsidiary Armour of America, located in Auburn, Alabama (“AoA”).

➢ We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications through our Battery and Power Systems Division:

• We develop and sell rechargeable and primary lithium batteries and smart chargers to the military and to private defense industry in the Middle East, Europe and Asia through our subsidiary Epsilor Electronic Industries, Ltd., located in Dimona, Israel (in Israel’s Negev desert area) (“Epsilor”);

• We develop, manufacture and market primary Zinc-Air batteries, rechargeable batteries and battery chargers for the military, focusing on applications that demand high energy and light weight, through our subsidiary Electric Fuel Battery Corporation, located in Auburn, Alabama (“EFB”); and

• We produce water-activated lifejacket lights for commercial aviation and marine applications through our subsidiary Electric Fuel (E.F.L.) Ltd., located in Beit Shemesh, Israel (“EFL”).

Training and Simulation Division

We develop, manufacture and market advanced high-tech multimedia and interactive digital solutions for use-of-force training and driver training of military, law enforcement, security and other personnel through our Training and Simulation Division, the largest of our three divisions. During 2007 and 2006, revenues from our Training and Simulation Division were approximately $27.8 million and $22.0 million, respectively.

Vehicle Simulation

We provide simulators, systems engineering and software products focused on training vehicle operators for cars and trucks. We provide these products to the United States military, government, municipalities, and private industry through our FAAC nameplate. Our fully interactive driver-training systems feature state-of-the-art vehicle simulator technology enabling training in situation awareness, risk analysis and decision making, emergency reaction and avoidance procedures, and proper equipment operation techniques. Our simulators have successfully trained hundreds of thousands of drivers.

Our Vehicle Simulation group focuses on the development and delivery of complete driving simulations for a wide range of vehicle types – such as trucks, automobiles, subway trains, buses, fire trucks, police cars, ambulances, airport ground vehicles, and military vehicles. In 2007, our Vehicle Simulations group accounted for approximately 55% of our Training and Simulation Division’s revenues.

We believe that we have held near a 100% market share in U.S. military wheeled vehicle driver training simulators since 1999 and that we are currently one of three significant participants in the U.S. municipal wheeled vehicle simulators market.

Military Operations

FAAC is a premier developer of validated, high fidelity analytical models and simulations of tactical air and land warfare systems for all branches of the Department of Defense and its related industrial contractors. Our simulations are found in systems ranging from instrumented air combat and maneuver training ranges (such as Top Gun), full task training devices such as the F-18 Weapon Tactics Trainer, and in the on-board computer of many fighter jet aircraft. In 2007, our Military Operations group accounted for 20% of our Training and Simulation Division’s revenues.

We also supply on-board software to support weapon launch decisions for the F-15, F-16, F-18, and Joint Strike Fighter (JSF) fighter aircraft.

Use-of-Force

We are a leading provider of interactive, multimedia, fully digital training simulators for law enforcement, security, military and similar applications. With a large customer base spread over twenty countries around the world, we are a leader in the supply of simulation training products to law enforcement, governmental, and commercial clients. We conduct our interactive training activities using our IES Interactive Training nameplate. In 2007, our Use of Force group accounted for 25% of our Training and Simulation Division’s revenues.

Armor Division

We armor vehicles and manufacture aviation and other armor through our Armor Division. During 2007 and 2006, revenues from our Armor Division were approximately $18.7 million and $12.6 million, respectively.

We specialize in armoring vehicles and manufacturing armor kits for aircraft and vessels by using state-of-the-art lightweight ballistic materials, special ballistic glass and advanced engineering processes. We fully armor vehicles, vans, SUVs and small buses. We also provide ballistic armor kits for rotary and fixed wing aircraft, marine armor, personnel armor, and armor for architectural applications.

We operate through three business units: MDT Protective Industries Ltd., located in Lod, Israel (in which we acquired a majority stake in 2002), MDT Armor Corporation, which we established in 2003 in Auburn, Alabama and Armour of America, which we acquired in 2004 and relocated to Auburn, Alabama.

We are a leading supplier to the Israeli military, Israeli Special Forces and special services. We provide products to the US Army, and to military and defense and paramilitary customers worldwide.

Our products have been proven in intensive battlefield situations and under actual terrorist attack conditions, and are designed to meet the demanding requirements of governmental and private sector customers worldwide. We have acquired many years of battlefield experience in Israel. Our vehicles have provided proven life-saving protection for their passengers in incidents of rock throwing, handgun and assault rifle attack at point-blank range, roadside bombings and suicide bombings.

During 2006 and 2007, we received over $26 million in orders from the Israel Defense Forces for the U.S.-built David, a patrol, combat command and reconnaissance armored vehicle that is specifically designed as an urban combat vehicle.

Our proprietary designs have been developed to meet a wide variety of customer and industry needs.

Battery and Power Systems Division

We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications through our Battery and Power Systems Division. During 2007 and 2006, revenues from our Battery and Power Systems Division were approximately $11.2 million and $8.6 million, respectively.

Lithium Batteries and Charging Systems for the Military

We sell lithium batteries and charging systems to the military through our subsidiary Epsilor Electronic Industries, Ltd., an Israeli corporation established in 1985 that we purchased early in 2004.

We specialize in the design and manufacture of primary and rechargeable batteries, related electronic circuits and associated chargers for military applications. We have experience in working with government agencies, the military and large corporations. Our technical team has significant expertise in the fields of electrochemistry, electronics, software and battery design, production, packaging and testing.

We have added lithium-ion battery production capabilities at EFB’s facility in Auburn. The goal is to enable U.S.-produced lithium-ion batteries and chargers to be sold using funding from the Foreign Military Funding (FMF) program to countries such as Israel and Turkey. These products are marketed and designed by Epsilor and manufactured by EFB.

Zinc-Air Fuel Cells, Batteries and Chargers for the Military

We base our strategy in the field of Zinc-Air military batteries on the development and commercialization of our Zinc-Air battery technology, as applied in the batteries we produce for the U.S. Army’s Communications and Electronics Command (CECOM) through our subsidiary EFB. We will continue to seek new applications for our technology in defense projects, wherever synergistic technology and business benefits may exist. We intend to continue to develop our battery products for defense agencies, and plan to sell our products either directly to such agencies or through prime contractors. We will also look to extend our reach to military markets outside the United States.

Our batteries have been used in both Afghanistan (Operation Enduring Freedom) and in Iraq (Operation Iraqi Freedom). In June of 2004, our BA-8180/U Zinc-Air battery was recognized by the U.S Army Research, Development and Engineering Command as one of the top ten inventions of 2003.

Our Zinc-Air batteries, rechargeable batteries and battery chargers for the military are manufactured through EFB. In 2003, EFB’s facilities were granted ISO 9001 “Top Quality Standard” certification.

Lifejacket Lights

We have a product line consisting of seven lifejacket light models, five for use with marine life jackets and two for use with aviation life vests, all of which work in both freshwater and seawater. Each of our lifejacket lights is certified for use by relevant governmental agencies under various U.S. and international regulations. We manufacture, assemble and package all our lifejacket lights through EFL in our factory in Beit Shemesh, Israel.

Facilities

Our principal executive offices are located at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108, and our toll-free telephone number at our executive offices is (800) 281-0356. Our corporate website is www.arotech.com. Our periodic reports, as well as recent filings relating to transactions in our securities by our executive officers and directors, that have been filed with the Securities and Exchange Commission in EDGAR format are made available through hyperlinks located on the investor relations page of our website, at http://www.arotech.com/compro/investor.html, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Reference to our websites does not constitute incorporation of any of the information thereon or linked thereto into this prospectus.

The offices and facilities of three of our principal subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel’s pre-1967 borders). Most of the members of our senior management work extensively out of EFL’s facilities; our financial operations are conducted primarily from our principal executive offices in Ann Arbor. IES’s and FAAC’s home offices and facilities are located in Ann Arbor, Michigan, RTI’s home office and facility are located in Royal Oak, Michigan, and the offices and facilities of EFB, MDT Armor and AoA are located in Auburn, Alabama.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus in addition to our financial statements before investing in our common stock. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Business-Related Risks

We have had a history of losses and may incur future losses.

We were incorporated in 1990 and began our operations in 1991. We have funded our operations principally from funds raised in each of the initial public offering of our common stock in February 1994; through subsequent public and private offerings of our common stock and equity and debt securities convertible or exercisable into shares of our common stock; research contracts and supply contracts; funds received under research and development grants from the Government of Israel; and sales of products that we and our subsidiaries manufacture. We have incurred significant net losses since our inception. Additionally, as of June 30, 2008, we had an accumulated deficit of approximately $165.4 million. In an effort to reduce operating expenses and maximize available resources, we have consolidated certain of our subsidiaries, shifted personnel and reassigned responsibilities. We have also taken a variety of other measures to limit spending and will continue to assess our internal processes to seek additional cost-structure improvements. Although we believe that such steps will help to reduce our operating expenses and maximize our available resources, there can be no assurance that we will ever be able to achieve or maintain profitability consistently or that our business will continue to exist.

We need significant amounts of capital to operate and grow our business and to pay our debt.

We require substantial funds to operate our business, including to market our products and develop and market new products and to pay our outstanding debt as it comes due. To the extent that we are unable to fully fund our operations, including repaying our outstanding debt, through profitable sales of our products and services, we will need to seek additional funding, including through the issuance of equity or debt securities. In addition, based on our internal forecasts, the assumptions described under “Liquidity and Capital Resources” below, and subject to the other risk factors described herein, we believe that our present cash position and anticipated cash flows from operations, lines of credit and anticipated additions to paid-in capital should be sufficient to satisfy our current estimated cash requirements through the next twelve months. However, in the event our internal forecasts and other assumptions regarding our liquidity prove to be incorrect, we may need to seek additional funding. There can be no assurance that we will obtain any such additional financing in a timely manner, on acceptable terms, or at all. Moreover, the issuance by us of additional debt or equity is severely restricted by the terms of our existing indebtedness which is payable through August 2011. If additional funds are raised by issuing equity securities or convertible debt securities, stockholders may incur further dilution. If we incur additional indebtedness, we may be subject to affirmative and negative covenants that may restrict our ability to operate or finance our business. If additional funding is not secured, we will have to modify, reduce, defer or eliminate parts of our present and anticipated future commitments and/or programs.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

Our and our subsidiaries’ bank and certificated indebtedness (short and long term) aggregated approximately $7.8 million principal amount as of August 31, 2008 (not including trade payables, other account payables, seller-financed mortgages and accrued severance pay), of which $5.0 million is in respect of our subordinated convertible notes and $2.8 million is bank working capital lines of credit. In addition, we may incur additional indebtedness in the future. Accordingly, we are subject to the risks associated with significant indebtedness, including:

•	we must dedicate a portion of our cash flows from operations to pay principal and interest and, as a result, we may have less funds available for operations and other purposes;

•	it may be more difficult and expensive to obtain additional funds through financings, if available at all;

•
we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

•
if we default under any of our existing debt instruments, including paying the outstanding principal when due, and if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

The occurrence of any of these events could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

The agreements governing the terms of our notes that mature between 2009 and 2011 contain numerous affirmative and negative covenants that limit the discretion of our management with respect to certain business matters and place restrictions on us, including obligations on our part to preserve and maintain our assets and restrictions on our ability to incur or guarantee debt, to merge with or sell our assets to another company, and to make significant capital expenditures without the consent of the note holders. Our ability to comply with these and other provisions of such agreements may be affected by changes in economic or business conditions or other events beyond our control.

Failure to comply with the terms of our indebtedness could result in a default that could have material adverse consequences for us.

A failure to comply with the obligations contained in the agreements governing our indebtedness could result in an event of default under such agreements which could result in an acceleration of the notes and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If the indebtedness under the notes or other indebtedness were to be accelerated, there can be no assurance that our future cash flow or assets would be sufficient to repay in full such indebtedness.

We may not generate sufficient cash flow to service all of our debt obligations.

Our ability to make payments on and to refinance our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. Consequently, we cannot assure you that we will generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the agreements governing our other indebtedness; and

•	other factors, including the condition of the financial markets and our industry.

The payment by us of our subordinated convertible notes in stock or the conversion of such notes by the holders could result in substantial numbers of additional shares being issued, with the number of such shares increasing if and to the extent our market price declines, diluting the ownership percentage of our existing stockholders.

In August 2008, we issued $5.0 million in subordinated convertible notes due August 15, 2011. The notes are convertible at the option of the holders at a fixed conversion price of $2.24. The principal amount of the notes is payable over a period of three years, with the principal amount being amortized in eleven payments payable at our option in cash and/or stock, by requiring the holders to convert a portion of their notes into shares of our common stock, provided certain conditions were met. The failure to meet such conditions could make us unable to pay our notes, causing us to default. If the price of our common stock is above $2.24, the holders of our notes will presumably convert their notes to stock when payments are due, or before, resulting in the issuance of additional shares of our common stock.

Principal payments of $454,545.45 are due on each of February 13, 2009, May 15, 2009, August 14, 2009, November 13, 2009, February 15, 2010, May 14, 2010, August 13, 2010, November 15, 2010, February 15, 2011, May 13, 2011 and August 15, 2011, either in cash or by requiring the holder to convert the principal payment into shares of our common stock. In the event we elect to make payments of principal on our convertible notes in stock by requiring the holders to convert a portion of their Notes, either because our cash position at the time makes it necessary or we otherwise deem it advisable, the price used to determine the number of shares to be issued on conversion will be calculated using an 8% discount to the average trading price of our common stock during 17 of the 20 consecutive trading days ending two days before the payment date. Accordingly, the lower the market price of our common stock at the time at which we make payments of principal in stock, the greater the number of shares we will be obliged to issue and the greater the dilution to our existing stockholders.

In either case, the issuance of the additional shares of our common stock could adversely affect the market price of our common stock.

We can require the holder of our Notes to convert a portion of their Notes into shares of our common stock at the time principal payments are due only if such shares are registered for resale and certain other conditions are met. If our stock price were to decline, we might not have a sufficient number of shares of our stock registered for resale in order to continue requiring the holders to convert a portion of their Notes. As a result, we would need to file an additional registration statement with the SEC to register for resale more shares of our common stock in order to continue requiring conversion of our Notes upon principal payment becoming due. Any delay in the registration process, including through routine SEC review of our registration statement or other filings with the SEC, could result in our having to pay scheduled principal repayments on our Notes in cash, which would negatively impact our cash position and, if we do not have sufficient cash to make such payments in cash, could cause us to default on our Notes.

Certain provisions of the senior subordinated notes may have an impact on our financial results due to the volatility of our stock and certain other factors.

In August 2008, we issued warrants to purchase 558,036 shares of common stock to purchasers of our senior subordinated notes. We are currently evaluating the potential impact of these warrants as we may be required to treat the warrants as a liability and then adjust the warrants to fair value at the end of each reporting period until the warrants are exercised or expire unexercised. Additionally, we are still evaluating the impact of other provisions of the note, including the beneficial conversion feature, to determine the potential impact on our operating results. Generally, this accounting treatment would result in a non-cash reported loss during any accounting period in which there is a net increase in the sales price of our common stock on the Nasdaq Global Market, and a non-cash reported gain during any accounting period in which there is a net decrease in the sales price of our common stock on the Nasdaq Global Market.

We may consider acquisitions in the future to grow our business, and such activity could subject us to various risks.

We may consider acquiring companies that will complement our existing operations or provide us with an entry into markets we do not currently serve. Growth through acquisitions involves substantial risks, including the risk of improper valuation of the acquired business and the risk of inadequate integration. There can be no assurance that suitable acquisition candidates will be available, that we will be able to acquire or manage profitably such additional companies or that future acquisitions will produce returns that justify our investments in such companies. In addition, we may compete for acquisition and expansion opportunities with companies that have significantly greater resources than we do. Furthermore, acquisitions could disrupt our ongoing business, distract the attention of our senior officers, increase our expenses, make it difficult to maintain our operational standards, controls and procedures and subject us to contingent and latent risks that are different, in nature and magnitude, than the risks we currently face.

We may finance future acquisitions with cash from operations or additional debt or equity financings. There can be no assurance that we will be able to generate internal cash or obtain financing from external sources or that, if available, such financing will be on terms acceptable to us. The issuance of additional common stock to finance acquisitions may result in substantial dilution to our stockholders. Any debt financing may significantly increase our leverage and may involve restrictive covenants which limit our operations.

If we are successful in acquiring additional businesses, we may experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management, resources and management information systems. Our failure to manage any such rapid growth effectively could have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to manage our growth, our operating results will be impaired.

As a result of our acquisitions, we have experienced a period of significant growth and development activity which has placed a significant strain on our personnel and resources. Our activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of our management personnel have had limited or no experience in managing growing companies. We have sought to manage our current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, our failure to manage growth effectively could adversely affect our results of operations.

There are limited sources for some of our raw materials, which may significantly curtail our manufacturing operations.

The raw materials that we use in manufacturing our armor products include Kevlar®, a patented product of E.I. du Pont de Nemours Co., Inc. We purchase Kevlar in the form of woven cloth from various independent weaving companies. In the event Du Pont and/or these independent weaving companies were to cease, for any reason, to produce or sell Kevlar to us, we might be unable to replace it with a material of like weight and strength, or at all. Thus, if our supply of Kevlar were materially reduced or cut off or if there were a material increase in the price of Kevlar, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition and results of operations could be materially adversely affected.

Some of the components of our products pose potential safety risks which could create potential liability exposure for us.

Some of the components of our products contain elements that are known to pose potential safety risks. In addition to these risks, there can be no assurance that accidents in our facilities will not occur. Any accident, whether occasioned by the use of all or any part of our products or technology or by our manufacturing operations, could adversely affect commercial acceptance of our products and could result in significant production delays or claims for damages resulting from injuries. Any of these occurrences would materially adversely affect our operations and financial condition. In the event that our products, including the products manufactured by MDT and AoA, fail to perform as specified, users of these products may assert claims for substantial amounts. These claims could have a materially adverse effect on our financial condition and results of operations. There is no assurance that the amount of the general product liability insurance that we maintain will be sufficient to cover potential claims or that the present amount of insurance can be maintained at the present level of cost, or at all.

Our fields of business are highly competitive.

The competition to develop defense and security products and to obtain funding for the development of these products, is, and is expected to remain, intense.

Our defense and security products compete with other manufacturers of specialized training systems, including Firearms Training Systems, Inc., a producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. In addition, we compete with manufacturers and developers of armor for cars and vans, including O’Gara-Hess & Eisenhardt, a division of Armor Holdings, Inc.

Various battery technologies are being considered for use in defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-zinc, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide, primary lithium, rechargeable alkaline and Zinc-Air.

Many of our competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours. If we are unable to compete successfully in each of our operating areas, our business and results of operations could be materially adversely affected.

Our business is dependent on proprietary rights that may be difficult to protect and could affect our ability to compete effectively.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements.

Litigation, or participation in administrative proceedings, may be necessary to protect our proprietary rights. This type of litigation can be costly and time consuming and could divert company resources and management attention to defend our rights, and this could harm us even if we were to be successful in the litigation. In the absence of patent protection, and despite our reliance upon our proprietary confidential information, our competitors may be able to use innovations similar to those used by us to design and manufacture products directly competitive with our products. In addition, no assurance can be given that others will not obtain patents that we will need to license or design around. To the extent any of our products are covered by third-party patents, we could need to acquire a license under such patents to develop and market our products.

Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. In addition, competition is intense, and there can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. In the event of patent litigation, we cannot assure you that a court would determine that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for those inventions. If existing or future third-party patents containing broad claims were upheld by the courts or if we were found to infringe third-party patents, we may not be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure to obtain these licenses could cause delays in the introduction of our products or necessitate costly attempts to design around such patents, or could foreclose the development, manufacture or sale of our products. We could also incur substantial costs in defending ourselves in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through non-disclosure and confidentiality agreements with our customers, employees, consultants, and entities with which we maintain strategic relationships. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

We are dependent on key personnel and our business would suffer if we fail to retain them.

We are highly dependent on the president of our FAAC subsidiary and the general managers of our MDT and Epsilor subsidiaries, and the loss of the services of one or more of these persons could adversely affect us. We are especially dependent on the services of our Chairman and Chief Executive Officer, Robert S. Ehrlich, and our President and Chief Operating Officer, Steven Esses. The loss of either Mr. Ehrlich or Mr. Esses could have a material adverse effect on us. We are party to an employment agreement with Mr. Ehrlich, which agreement expires at the end of 2009, and an employment agreement with Mr. Esses, which agreement expires at the end of 2010. We do not have key-man life insurance on either Mr. Ehrlich or Mr. Esses.

There are risks involved with the international nature of our business.

A significant portion of our sales are made to customers located outside the U.S., primarily in Europe and Asia. In 2007 and 2006, 22% and 24%, respectively, of our revenues, were derived from sales to customers located outside the U.S. We expect that our international customers will continue to account for a substantial portion of our revenues in the near future. Sales to international customers may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, foreign taxes, longer payment cycles and changes in import/export regulations and tariff rates. In addition, various forms of protectionist trade legislation have been and in the future may be proposed in the U.S. and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect our sales to international customers. See also “Israel-Related Risks,” below.

We do not anticipate paying cash dividends.

We currently intend to retain any future earnings for funding growth and, as a result, do not expect to pay any cash dividends in the foreseeable future.

Risks Related to Government Contracts

A significant portion of our business is dependent on government contracts and reduction or reallocation of defense or law enforcement spending could reduce our revenues.

Many of the customers of IES, FAAC and AoA to date have been in the public sector of the U.S., including the federal, state and local governments, and in the public sectors of a number of other countries, and most of MDT’s customers have been in the public sector in Israel, in particular the Ministry of Defense. Additionally, all of EFB’s sales to date of battery products for the military and defense sectors have been in the public sector in the United States. A significant decrease in the overall level or allocation of defense or law enforcement spending in the U.S. or other countries could reduce our revenues and have a material adverse effect on our future results of operations and financial condition.

Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies as well as to changes in training and purchasing priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government and contractors may be suspended or debarred for misconduct at the discretion of the government. There can be no assurance that these factors or others unique to government contracts or the loss or suspension of necessary regulatory licenses will not reduce our revenues and have a material adverse effect on our future results of operations and financial condition.

Our U.S. government contracts may be terminated at any time and may contain other unfavorable provisions.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Our U.S. government contracts contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our products, services and associated materials.

Government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. If we are audited, we will not be reimbursed for any costs found to be improperly allocated to a specific contract, while we would be required to refund any improper costs for which we had already been reimbursed. Therefore, an audit could result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with United States government agencies. We could suffer serious reputational harm if allegations of impropriety were made against us. A governmental determination of impropriety or illegality, or an allegation of impropriety, could have a material adverse effect on our business, financial condition or results of operations.

We may be liable for penalties under a variety of procurement rules and regulations, and changes in government regulations could adversely impact our revenues, operating expenses and profitability.

Our defense and commercial businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. Among the most significant regulations are the following:

•	the U.S. Federal Acquisition Regulations, which regulate the formation, administration and performance of government contracts;

•	the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations; and

•	the U.S. Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

These regulations affect how we and our customers do business and, in some instances, impose added costs on our businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export or re-export our products, technical data or services, or to transfer technology from foreign sources (including our own subsidiaries) and to work collaboratively with them. Denials of such licenses and authorizations could have a material adverse effect on our business and results of operations.

U.S. regulations concerning export controls require us to screen potential customers, destinations, and technology to ensure that sensitive equipment, technology and services are not exported in violation of U.S. policy or diverted to improper uses or users.

In order for us to export certain products, technical data or services, we are required to obtain licenses from the U.S. government, often on a transaction-by-transaction basis. These licenses are generally required for the export of the military versions of our products and technical data and for defense services. We cannot be sure of our ability to obtain the U.S. government licenses or other approvals required to export our products, technical data and services for sales to foreign governments, foreign commercial customers or foreign destinations.

In addition, in order for us to obtain certain technical know-how from foreign vendors and to collaborate on improvements on such technology with foreign vendors, including at times our own foreign subsidiaries, we may need to obtain U.S. government approval for such collaboration through manufacturing license or technical assistance agreements approved by U.S. government export control agencies.

The U.S. government has the right, without notice, to revoke or suspend export licenses and authorizations for reasons of foreign policy, issues over which we have no control.

Failure to receive required licenses or authorizations would hinder our ability to export our products, data and services and to use some advanced technology from foreign sources. This could have a material adverse effect on our business, results of operations and financial condition.

Our failure to comply with export control rules could have a material adverse effect on our business.

Our failure to comply with these rules could expose us to significant criminal or civil enforcement action by the U.S. government, and a conviction could result in denial of export privileges, as well as contractual suspension or debarment under U.S. government contracts, either of which could have a material adverse effect on our business, results of operations and financial condition.

Our operating margins may decline under our fixed-price contracts if we fail to estimate accurately the time and resources necessary to satisfy our obligations.

Some of our contracts are fixed-price contracts under which we bear the risk of any cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions that we used in bidding for the contract. Often, we are required to fix the price for a contract before we finalize the project specifications, which increases the risk that we will mis-price these contracts. The complexity of many of our engagements makes accurately estimating our time and resources more difficult. In the event we fail to estimate our time and resources accurately, our expenses will increase and our profitability, if any, under such contracts will decrease.

If we are unable to retain our contracts with the U.S. government and subcontracts under U.S. government prime contracts in the competitive rebidding process, our revenues may suffer.

Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of our significant contracts or nonrenewal of several of our significant contracts could result in significant revenue shortfalls.

The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us.

U.S. military contracts account for a significant portion of our business. The U.S. military funds these contracts in annual increments. These contracts require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military’s budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. None of our contracts with the U.S. military has a minimum purchase commitment, and the U.S. military generally has the right to cancel its contracts unilaterally without prior notice. We manufacture for the U.S. aircraft and land vehicle armor systems, protective equipment for military personnel and other technologies used to protect soldiers in a variety of life-threatening or catastrophic situations, and batteries for communications devices. The loss of, or a significant reduction in, U.S. military business for our aircraft and land vehicle armor systems, other protective equipment, or batteries could have a material adverse effect on our business, financial condition, results of operations and liquidity.

A reduction of U.S. force levels in Iraq may affect our results of operations.

Since the invasion of Iraq by the U.S. and other forces in March 2003, we have received orders from the U.S. military for armoring of vehicles and military batteries. These orders are the result, in substantial part, of the particular combat situations encountered by the U.S. military in Iraq. We cannot be certain to what degree the U.S. military would continue placing orders for our products if the U.S. military were to reduce its force levels or withdraw completely from Iraq. A significant reduction in orders from the U.S. military could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Market-Related Risks

The price of our common stock is volatile.

The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

•	announcements by us, our competitors or our customers;

•	the introduction of new or enhanced products and services by us or our competitors;

•	changes in the perceived ability to commercialize our technology compared to that of our competitors;

•	rumors relating to our competitors or us;

•	actual or anticipated fluctuations in our operating results;

•	the issuance of our securities, including warrants, in connection with financings and acquisitions; and

•	general market or economic conditions.

If our shares were to be delisted, our stock price might decline further and we might be unable to raise additional capital.

One of the continued listing standards for our stock on the Nasdaq Stock Market (both the Nasdaq Global Market, on which our stock is currently listed, and the Nasdaq Capital Market) is the maintenance of a $1.00 bid price. Our stock price was below $1.00 between August 15, 2005 and June 20, 2006; however, on June 21, 2006, we effected a one-for-fourteen reverse stock split, which brought the bid price of our common stock back over $1.00. If our bid price were to go and remain below $1.00 for 30 consecutive business days, Nasdaq could notify us of our failure to meet the continued listing standards, after which we would have 180 calendar days to correct such failure or be delisted from the Nasdaq Global Market. In addition, we may be unable to satisfy the other continued listing requirements.

If we fail to maintain Nasdaq listing for our securities, and no other exclusion from the definition of a “penny stock” under the Securities Exchange Act of 1934, as amended, is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of our securities held in the customer’s account. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer’s confirmation. If brokers become subject to the “penny stock” rules when engaging in transactions in our securities, they would become less willing to engage in transactions, thereby making it more difficult for our stockholders to dispose of their shares.

Exercise of our warrants, options and convertible debt could adversely affect our stock price and will be dilutive.

As of August 31, 2008, we had 13,637,639 shares issued and outstanding, there were outstanding warrants to purchase a total of 734,617 shares of our common stock at a weighted average exercise price of $6.89 per share, options to purchase a total of 454,935 shares of our common stock at a weighted average exercise price of $6.00 per share, and outstanding notes convertible into a total of 2,232,145 shares of our common stock at a weighted average conversion price of $2.24 per share. Holders of our options, warrants and convertible debt will probably exercise or convert them only at a time when the price of our common stock is higher than their respective exercise or conversion prices. Accordingly, we may be required to issue shares of our common stock at a price substantially lower than the market price of our stock. This could adversely affect our stock price. In addition, if and when these shares are issued, the percentage of our common stock that existing stockholders own will be diluted.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a takeover.

Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	divide our board of directors into three classes serving staggered three-year terms;

•	only permit removal of directors by stockholders “for cause,” and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

•	allow us to issue preferred stock without any vote or further action by the stockholders.

The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

Israel-Related Risks

A significant portion of our operations takes place in Israel, and we could be adversely affected by the economic, political and military conditions in that region.

The offices and facilities of three of our subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel’s pre-1967 borders). Most of our senior management is located at EFL’s facilities. Although we expect that most of our sales will be made to customers outside Israel, we are nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan, the Palestine Liberation Organization and the Palestinian Authority, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, since September 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, and a significant increase in terror and violence. Efforts to resolve the problem have failed to result in an agreeable solution. Israel withdrew unilaterally from the Gaza Strip and certain areas in northern Samaria in 2005. It is unclear what the long-term effects of such disengagement plan will be. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has created additional unrest and uncertainty.

In July and August of 2006, Israel was involved in a full-scale armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party, in southern Lebanon, which involved missile strikes against civilian targets in northern Israel that resulted in economic losses. On August 14, 2006, a ceasefire was declared relating to that armed conflict, although it is uncertain whether or not the ceasefire will continue to hold.

Continued hostilities between Israel and its neighbors and any failure to settle the conflict could have a material adverse effect on our business and us. Moreover, the current political and security situation in the region has already had an adverse effect on the economy of Israel, which in turn may have an adverse effect on us.

Service of process and enforcement of civil liabilities on us and our officers may be difficult to obtain.

We are organized under the laws of the State of Delaware and will be subject to service of process in the United States. However, approximately 29% of our assets are located outside the United States. In addition, two of our directors and most of our executive officers are residents of Israel and a portion of the assets of such directors and executive officers are located outside the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. As a result, it may not be possible for investors to enforce or effect service of process upon these directors and executive officers or to judgments of U.S. courts predicated upon the civil liability provisions of U.S. laws against our assets, as well as the assets of these directors and executive officers. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Israel.

Exchange rate fluctuations between the U.S. dollar and the Israeli NIS may negatively affect our earnings.

Although a substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, a portion of our costs, including personnel and facilities-related expenses, is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. In 2007, the inflation adjusted NIS appreciated against the dollar.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. These statements are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption “Risk Factors” and elsewhere in this prospectus, refer to product and technology development; the uncertainty of the market for our products; changing economic conditions; delay, cancellation or non-renewal, in whole or in part, of contracts or of purchase orders; dilution resulting from issuances of our common stock upon conversion or payment of our outstanding convertible debt, which would be increasingly dilutive if and to the extent that the market price of our stock decreases. The forward-looking statements also include our expectations concerning factors affecting the markets for our products.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus.

All such forward-looking statements are current only as of the date on which such statements were made. We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

You should rely only on the information in this prospectus and the additional information described under the heading “Where You Can Find Additional Information.” We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THE OFFERING

We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they may resell through this prospectus are listed on page 19. The shares offered for resale by this prospectus consist of the following:

➢	2,901,790 shares of common stock, which is 130% of the 2,232,145 shares that may be acquired upon the conversion of currently outstanding convertible notes; and

➢	725,448 shares of common stock, which is 130% of the 558,036 shares that may be acquired upon the exercise of currently outstanding warrants.

The above securities were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Shares Underlying Convertible Notes

On August 14, 2008, we entered into a Securities Purchase Agreement with the selling stockholders pursuant to which we raised an aggregate of $5,000,000 before issuance and related costs, and issued senior subordinated convertible notes in the aggregate principal amount of $5,000,000 and warrants to purchase up to 558,036 shares of our common stock at an exercise price of $2.24 per share.

The notes have a final maturity date of August 15, 2011 and bear interest at a rate of 10% per annum payable quarterly in cash. The notes are convertible at the holders’ option at an initial conversion price of $2.24. Upon conversion of the notes, the holders also will receive a make-whole premium equal to the interest that would have been earned through the maturity date on the amount converted, subject to a maximum of 21 months of interest.

The notes also contain proportional anti-dilution protection that, should we issue equity or equity-linked securities during the two years following effectiveness of this registration statement at a price per common share below the conversion price of the notes, will automatically adjust the conversion price of the notes to a price based on (i) the price at which we issue such equity or equity-linked securities, and (ii) the amount of such equity or equity-linked securities that we issue.

We are obligated to repay the principal amount of the notes in installments commencing in February 2009, with the principal amount being amortized in eleven payments. We have the option to pay principal in cash or, subject to the satisfaction of the “Equity Conditions” described below, by requiring the holders to convert such principal amount of the notes into shares of our common stock or a combination thereof. In the event we elect to make such payments in stock, the price used to determine the number of shares to be issued will be calculated using an 8% discount to the average trading price of our common stock during 17 of 20 consecutive trading days ending two days before the payment date. The notes can be redeemed at any time at our option upon payment of 115% of the remaining outstanding amount of the notes. In order to have a sufficient number of registered common stock to facilitate payments of principal installments in shares of our common stock, we are registering 130% of the number of shares issuable upon conversion of the notes.

The “Equity Conditions” require that, during the period beginning 15 trading days before the date we are required to provide notice of our election until the date of the applicable principal payment, interest payment or mandatory conversion, (1) this registration statement must be effective or all shares of our common stock must be eligible for sale without restriction and without the need for registration, (2) our common stock must be designated for quotation on an “Eligible Market” (which term includes the Nasdaq Global Market, the Nasdaq Capital Market and the OTC Bulletin Board)  and shall not have been suspended from trading nor shall suspension have been threatened or pending (other than in connection with failure to satisfy Nasdaq’s $1.00 minimum bid price listing standard), (3) we must have delivered shares to the holders on a timely basis in connection with any conversion of the notes or any exercise of the warrants, (4) we must be able to issue the applicable shares in full without exceeding the volume limitations set forth in the notes and the warrants, (5) we must have timely made any payments that became due and payable under the notes, (6) there must not have been a public announcement of a pending or intended fundamental transaction which has not been abandoned, (7) there must not have occurred an event of default or an event that could constitute an event of default under the notes, (8) we must not have knowledge of any fact that would cause the shares not to be eligible for resale, and (9) we must not be in breach of any provision, covenant, representation or warranty of any agreement executed in connection with the transaction to the extent that such breach would have a material adverse effect.

Shares Underlying Warrants

The warrants to purchase up to 558,036 shares of our common stock are exercisable at $2.24 per share beginning August 14, 2008 through August 15, 2011. For a description of the terms of the warrants, see “Description of Common Stock Warrants,” below.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the stockholder who offers and sells them. We will not receive any proceeds from this offering. However, we would receive proceeds of approximately $1,250,000 if all of the warrants issued to the selling stockholders and outstanding as of the date of this prospectus are exercised for cash. Any such funds would be used for general corporate purposes.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes and upon exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see “About the Offering,” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of (i) the convertible notes and the warrants issued pursuant to the Securities Purchase Agreement, and (ii) convertible notes and warrants issued pursuant to the securities purchase agreement dated September 29, 2005, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes and warrants, as of September 10, 2008, assuming conversion of all convertible notes and exercise of all warrants held by the selling stockholders on that date.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of registration rights agreements with the selling stockholders, this prospectus generally covers the resale of at least 130% of the sum of (i) the maximum number of shares of common stock issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the maximum number of shares of common stock issued and issuable upon exercise of the warrants, as of the Trading Day immediately preceding the date this registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed

4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted or upon exercise of the warrants which have not been exercised. However, at any time, the selling stockholder may increase this Maximum Percentage up to 9.99% upon sixty-one (61) days prior written notice to us.

The number of shares in the second column reflects this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Shares Beneficially Owned After Offering(2)
			Number	Percent
Smithfield Fiduciary LLC (3)	2,516,290(4)	3,228,239	33,030	*
Cranshire Capital L.P. (3)	167,411(5)	217,635	0	*
Iroquois Master Fund Ltd. (3)	157,536(6)	181,364	18,026	*

*	Less than 1%.
(1)	Assumes that the selling stockholders acquire no additional shares of common stock before completion of this offering.
(2)
Assumes that all of the shares offered by the selling stockholders under this prospectus are sold. Percentage ownership is computed in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and is based on 13,637,639 shares issued and outstanding as of September 10, 2008.

(3)
The terms of the notes and warrants whose underlying shares of common stock are included for resale under this prospectus prohibit conversion of the notes and exercise of the warrants to the extent that conversion of the notes and exercise of the warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock. At any time, the selling stockholder may increase this to up to 9.99% upon sixty-one (61) days prior written notice to us.

(4)
Consists of (i) 1,986,608 shares of common stock issuable upon conversion of the notes issued in August 2008 (an additional 30% of such shares (595,983 shares), or a total of 2,582,591 shares, are being registered hereby), (ii) 496,652 shares of common stock issuable upon exercise of the warrants issued in August 2008 (an additional 30% of such shares (148,996 shares), or a total of 645,648 shares, are being registered hereby), and (iii) 33,030 shares of common stock. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.

(5)
Consists of (i) 133,929 shares of common stock issuable upon conversion of the notes issued in August 2008 (an additional 30% of such shares (40,179), or a total of 174,108 shares, are being registered hereby), and (ii) 33,482 shares of common stock issuable upon exercise of the warrants issued in August 2008 (an additional 30% of such shares (10,045 shares), or a total of 43,527 shares, are being registered hereby). Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin, Downsview and Cranshire may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares owned by Cranshire that are being registered hereunder.

(6)
Consists of (i) 111,608 shares of common stock issuable upon conversion of the notes issued in August 2008 (an additional 30% of such shares (33,483), or a total of 145,091 shares, are being registered hereby), (ii) 27,902 shares of common stock issuable upon exercise of the warrants issued in August 2008 (an additional 30% of such shares (8,371 shares), or a total of 36,273 shares, are being registered hereby), and (iii) 18,026 shares of common stock. Joshua Silverman has voting control and investment discretion over the securities held by this selling stockholder. Mr. Silverman disclaims beneficial ownership of the securities held by Iroquois Master Fund Ltd.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible notes and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

➢	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

➢	in the over-the-counter market;

➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

➢	through the writing of options, whether such options are listed on an options exchange or otherwise;

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

➢	an exchange distribution in accordance with the rules of the applicable exchange;

➢	privately negotiated transactions;

➢	short sales;

➢	sales pursuant to Rule 144;

➢	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

➢	a combination of any such methods of sale; and

➢	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution may be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $10,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Our common stock is currently traded on the Nasdaq Stock Market under the symbol “ARTX.”

DESCRIPTION OF CAPITAL STOCK
General

Our authorized capital stock consists of 250,000,000 shares of common stock par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of September 10, 2008, 13,637,639 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

The additional shares of our authorized stock available for issuance might be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our amended and restated certificate of incorporation, as amended, and bylaws for additional information.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as required under Delaware law or the rules of the Nasdaq Global Market, the rights of stockholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock. At present, we have no plans to issue preferred stock.

Certain Charter Provisions

Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	divide our board of directors into three classes serving staggered three-year terms;

•	only permit removal of directors by stockholders “for cause,” and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

•	allow us to issue preferred stock without any vote or further action by the stockholders.

The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

DESCRIPTION OF COMMON STOCK WARRANTS

Each warrant entitles the holder to purchase, at an exercise price $2.24 per share, one share of our common stock. Subject to the provision contained in the warrant restricting exercise of the warrant and described under “selling stockholders,” the warrant is exercisable by the holder at any time after August 14, 2008 and will expire on August 15, 2011.

The warrants are generally exercisable by the holder, in whole or in part, by delivery to us of the completed exercise agreement, and payment by the holder of the aggregate exercise price in cash, or, in limited circumstances, by effecting a cashless exercise. Upon any exercise of the warrant, we will forward to the holder, as soon as practicable, but not exceeding three business days after proper exercise, a certificate representing the number of shares of common stock purchased upon such exercise. If less than all of the shares represented by the warrant are purchased, we will also deliver to the holder a new warrant representing the right to purchase the remaining shares. The shares of common stock purchased by the holder upon exercise of the warrant will be deemed to have been issued as of the close of business on the date the warrant is surrendered to us as described above.

The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holder’s beneficial interest in the common stock in the event we:

➢	declare or pay a dividend in shares of common stock or make a distribution of shares of common stock to holders of our outstanding common stock;

➢	subdivide or combine our common stock; or

➢	issue shares of our capital stock in any reclassification of our common stock.

Additionally, the warrants also contain proportional anti-dilution protection that, should we issue equity or equity-linked securities during the two years following effectiveness of this registration statement at a price per common share below the exercise price of the warrants, will automatically adjust the exercise price of the warrants to a price based on (i) the price at which we issue such equity or equity-linked securities, and (ii) the amount of such equity or equity-linked securities that we issue.

Except as described above, a holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of common stock which may be purchased when the warrant is exercised.

LEGAL MATTERS

Lowenstein Sandler PC, Roseland, New Jersey will pass upon the validity of the shares of common stock offered by this prospectus for us.

EXPERTS

The financial statements and schedule as of December 31, 2007 and 2006 and for the years then ended, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at its regional offices, a list of which is available on the Internet at http://www.sec.gov/contact/addresses.htm. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Additionally, you may access many of these filings through our website at http://www.arotech.com/compro/index.html. The information on our website is not part of this prospectus.

This prospectus is part of a Form S-3 registration statement that we have filed with the Securities and Exchange Commission relating to the shares of our common stock being offered hereby. This prospectus does not contain all of the information in the Registration Statement and its exhibits. The Registration Statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the Securities and Exchange Commission’s Public Reference Room or through its website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. The documents we incorporate by reference are:

●	the description of our common stock contained in our registration statement on Form 8-A, Commission File No. 0-23336, as filed with the Securities and Exchange Commission on February 2, 1994;

●
our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on April 14, 2008, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on April 28, 2008;

●	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 20, 2008;

●
our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008, as amended by our Form 10-Q/A filed with the Securities and Exchange Commission on September 15, 2008;

●	our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 3, 2008, February 19, 2008 and August 15, 2008; and

●	our definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on September 15, 2008.

All reports and other documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the common stock hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports that we

“furnish” to the Commission will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials, at no cost, by telephoning us at the following address:

Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Attention: General Counsel and Secretary
(800) 281-0356

You should rely only on the information in this prospectus and the additional information described under the heading “Where You Can Find More Information.” We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

3,627,238 Shares
Common Stock

PROSPECTUS

September 19, 2008